# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blueport Acquisition Ltd, CIK 0002064177
CUSIP: G1196A102
Title of class of securities: Class A Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 366 Madison Avenue, 3rd Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 01/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001766806

## Reporting persons
- Shaolin Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 326,374; sole dispositive power 0; shared dispositive power 326,374; aggregate amount beneficially owned 326,374 (5.49% of the class)
- David Puritz: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 326,374; sole dispositive power 0; shared dispositive power 326,374; aggregate amount beneficially owned 326,374 (5.49% of the class)

## Item 1. Issuer
Name of issuer: Blueport Acquisition Ltd
Address of issuer's principal executive offices: 366 MADISON AVE 3RD FLOOR, NEW YORK, NY 10017

## Item 2. Person Filing
Name of person filing:
Shaolin Capital Management LLC
David Puritz
Address of principal business office or, if none, residence: 230 NW 24th Street, Suite 603, Miami, FL 33127
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 326,374
Percent of class: 5.49%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 326,374
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 326,374

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 2:
This statement is filed by Shaolin Capital Management LLC (the "Investment Manager") and Mr. David Puritz ("Mr. Puritz"), who are collectively referred to herein as "Reporting Persons."

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: Feb 9th, 2026

Shaolin Capital Management LLC
By: /s/ Anthony Giraulo
Anthony Giraulo, Chief Financial Officer

By: /s/ David Puritz
David Puritz, Chief Operating Officer

## Signatures
- Shaolin Capital Management LLC: Anthony Giraulo, Anthony Giraulo / Chief Financial Officer (02/17/2026)
- David Puritz: David Puritz, David Puritz / Self (02/17/2026)